UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-6F

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NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information.

Name:	Parkview Capital Credit, Inc.

Address of Principal Business Office:	Two Post Oak Center 1980 Post Oak Blvd, 15th Floor Houston, Texas 77056

Telephone Number:	(713) 540-4545

Name and Address of Agent for Service of Process:	Keith W. Smith President and Chief Executive Officer Two Post Oak Center 1980 Post Oak Blvd, 15th Floor Houston, Texas 77056

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Houston and the State of Texas on this 31st day of March, 2015.

Parkview Capital Credit, Inc.

By:	/s/ KEITH W. SMITH
Name:	Keith W. Smith
Title:	President and Chief Executive Officer

Attest:	/s/ LAURENCE O. GRAY
Name:	Laurence O. Gray
Title:	Chairman of the Board of Directors